U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Amendment No 3

Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

IDAHO GENERAL MINES, INC.

(Name of Small Business Issuer in its charter)

                                  State of Idaho

                    91-0232000

(State or other jurisdiction of incorporation or organization)

(I.R.S. Employer Identification No.)

10 N. Post St., Suite 610

                          Spokane, WA

                         99201

(Address of principal executive offices)

    (Zip Code)

(Issuer's telephone number, including area code)

              ((509) 838-1213

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:

Name of each exchange on which each class is

to be registered:

 N/A

N/A

Securities registered under Section 12(g) of the Act:

                               Common Stock

      (Title of class)

PART I

ITEM 1.

DESCRIPTION OF BUSINESS

History

Idaho General Mines, Inc., an Idaho Corporation (the “Company”), was incorporated in 1925 as General Mines Corporation. The Company was formed for the purpose of acquiring, exploring and, if warranted, developing mineral resource properties, primarily precious and associated base metals.

The Company currently owns two properties located in Shoshone County, Idaho. Neither property contains any known proven or probable reserves and there is no assurance that a commercially viable mineral deposit exists on either of the properties. Further exploration of the properties will be required before a final evaluation as to the economic and legal feasibility is determined. The Company does not intend to conduct further mineral exploration on either property. The properties are being held for the value of their timber. The Company has not conducted any mineral exploration activities for a number of years. The Company has been dormant except for occasional timber harvesting.

Due to increased prices for gold and silver and a more favorable climate for financing mineral exploration companies, in 2003 the Board of Directors decided to engage in mineral exploration.  It is the Company’s intention to engage in the business of acquiring, exploring, and, if warranted, developing mineral properties, primarily those containing gold, silver and associated base metals. (see “Plan of Operation”).

Environmental Matters

The Company owns and has owned mineral property interests on certain public and private lands in Shoshone County, Idaho. The Company’s mineral property holdings include lands contained in mining districts that have been designated as “Superfund” sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA").  The Company and its properties have been and are subject to a variety of federal and state regulations governing land use and environmental matters. The Company believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company. The Company’s management acknowledges, however, that the possibility exists that the Company may be subject to environmental liabilities associated with its properties in the future, and that the amount and nature of any liabilities the Company may be held responsible for is impossible to estimate.

Risk Factors

The Company's business is subject to numerous risk factors, including the following:

No Revenue and Minimal Assets

The Company has had no revenues or earnings from operations. The Company has no significant assets or financial resources.  As a mineral exploration company, the Company will sustain operating expenses without corresponding revenues.  This will result in the Company incurring net operating losses that will increase continuously until the Company can bring a property into production or lease, joint venture or sell any property it may acquire.

Risks Inherent in the Mining Industry

Mineral exploration is highly speculative and capital intensive.  Most exploration efforts are not successful, in that they do not result in the discovery of mineralization of sufficient quantity or quality to be profitably mined.  The operations of the Company are also indirectly subject to all of the hazards and risks normally incident to mineral exploration.  These risks include insufficient ore reserves, fluctuations in production costs that may make mining of reserves uneconomic; significant environmental and other regulatory restrictions; labor disputes; geological problems; failure of pit walls or dams; force majeure events; and the risk of injury to persons, property or the environment.

Uncertainty of Reserves and Mineralization Estimates

There are numerous uncertainties inherent in estimating proven and probably reserves and mineralization, including many factors beyond the control of the Company.  The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment.  Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates.  No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.  Assumptions about prices are subject to greater uncertainty and metals prices have fluctuated widely in the past.  Declines in the market price of base or precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit.  Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

Fluctuations in the Market Price of Minerals

The profitability of mining operations is directly related to the market price of the metals being mined.  The market price of base and precious metals such as copper, gold and silver fluctuate widely and is affected by numerous factors beyond the control of any mining company.  These factors include expectations with respect to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, global or regional political, economic or banking crises, and a number of other factors.  If the market prices of the mineral commodities the Company plans to explore decline, this will have a negative effect on the availability of financing for the Company.

The volatility in metals prices is illustrated by the following table, which sets forth, for the periods indicated, the yearly high and low prices in U.S. dollars per ounce for silver and gold and the high and low yearly average prices for copper in U.S. dollars per pound.

Year

Silver Price Per Ounce

Copper Price Per Pound

High

Low

High

Low

1996

$5.79

$4.67

$1.17

$0.91

1997

$6.39

$4.18

$1.14

$0.87

1998

$7.09

$4.80

$0.85

$0.65

1999

$5.71

$4.93

$0.83

$0.62

2000

$5.36

$4.61

$0.91

$0.75

2001

$4.80

$4.07

$0.82

$0.60

2002

$5.15

$4.30

$0.76

$0.65

2003

$5.95

$3.34

$1.04

$0.68

Year

Gold Price Per Ounce

High

Low

1996

$415.80

$367.40

1997

$359.60

$283.00

1998

$313.15

$273.40

1999

$325.50

$252.80

2000

$312.70

$263.80

2001

$293.25

$255.95

2002

$326.40

$277.55

2003

$410.00

$329.45

Environmental Risks

Mineral exploration is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration.  Insurance against environmental risk (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration) is not generally available to the Company (or to other companies in the minerals industry) at a reasonable price.  To the extent that the Company becomes subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to the Company and could have a material adverse effect on the Company.  Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

Our Exploration Programs Will Probably Not Result in a Commercial Mining Operation

Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines.  The Company does not have any properties on which it intends to conduct exploration. If the exploration programs on any properties which the Company may acquire do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our explored properties.

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We May Not Have Sufficient Funds To Complete Further Exploration Programs

We have limited financial resources, do not generate operating revenue, and must finance our exploration activity by other means.  We do not know whether additional funding will be available for further exploration of our projects.  If we fail to obtain additional financing, we will have to delay or cancel further exploration of properties we may acquire, and we could lose all of our interest in our properties.

We Would Need Additional Funds To Develop Any Mineral Deposits For Commercial Production

If our exploration programs successfully locate an economic ore body, additional funds will be required to place it into commercial production.  Substantial expenditures would be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining.  We do not know whether additional financing will be available at all or on acceptable terms.  If additional financing is not available, we may have to postpone the development of, or sell, the property.

Factors Beyond Our Control May Determine Whether Any Mineral Deposits We Discover Are Sufficiently Economic To Be Developed Into A Mine

The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control.  These factors include market fluctuations for precious metals, the proximity and capacity of natural resource markets and processing equipment, and government regulations as to governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

Our Resource Calculations Rely On Estimates That Cannot Be Confirmed Until The Ore Is Mined

In carrying on our mineral exploration activities, and making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the ore mineralization and corresponding ore grades on our properties.  Until ore is actually mined and processed, ore mineralization and ore grade must be considered as estimates only.  Any material changes in ore mineralization estimates and ore grades will affect the economic viability of the placing of a property into production and a property’s return on capital.

Properties May Be Subject To Uncertain Title

The ownership and validity, or title, of unpatented mining claims are often uncertain and may be contested.  A successful claim contesting our title to a property will cause us to lose our rights to mine that property.  This could result in our not being compensated for our prior expenditures relating to the property.

Mineral Exploration Activities Require Compliance With A Broad Range Of Law And Regulation Violation Of Which Can Be Costly

Mineral exploration activities are subject to national and local laws and regulations governing prospecting, development, mining, production, experts, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety.  In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied.  In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offense under such legislation.

Land Reclamation Requirements For Our Exploration Properties May Be Burdensome

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies in order to minimize long term effects of land disturbance.  Reclamation may include requirements to control dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance land forms and vegetation.  In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

We Face Industry Competition In The Acquisition Of Mining Properties And The Recruitment And Retention Of Qualified Personnel

We compete with other mineral exploration and mining companies, many of which have greater financial resources than us, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.  If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire or at all.

Some Of Our Directors And Officers May Have Conflicts Of Interest As A Result Of Their Involvement With Other Natural Resource Companies

Some of our directors and officers are directors or officers of other natural resource or mining-related companies.  These associations may give rise to conflicts of interest from time to time.  As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

Permitting

In the ordinary course of business, mineral resource companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on our part.  The duration and success of our efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental protection permits, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine or mines.

Employees

The Company currently has three employees.  If circumstances require, the Company intends to utilize the services of consultants to provide additional services to the Company. The Company has in the past, and intends in the future, to compensate employees and consultants in whole, or in part, through grants of common stock or options to acquire common stock(See Part I Item 6 “Executive Compensation” and Part II Item 4 “Recent Sales of Unregistered Securities”).

Competition

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential.  The Company competes for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than the Company.  In addition, the Company competes with others in efforts to obtain financing to explore and develop mineral properties.

Regulation

The Company’s activities in the United States are subject to various federal, state, and local laws and regulations governing prospecting, development, production, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation.  It is possible that future changes in these laws or regulations could have a significant impact on the Company’s business, causing those activities to be economically reevaluated at that time.

ITEM 2.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

The Company intends to engage in the exploration of properties containing silver, gold and associated precious and base metals.  The Company does not now have an interest in any properties on which it intends to conduct mineral exploration.  The Company is voluntarily registering its common stock under the Securities Exchange Act of 1934.  The Company’s market maker has applied for and received approval to list the Company on the NASDAQ supervised OTC Bulletin Board contingent upon the staff of the SEC having no further comments on this registration. The Company believes that listing on the OTCBB will facilitate the Company’s efforts to obtain additional equity financing.

The Company has adequate financial resources to meet its financial obligations for the next 12 months but will need to raise additional capital in order to aggressively search for and acquire interests in properties. The Company intends to raise approximately $500,000 - $800,000 from a private placement of its common stock. The proceeds from the offering will be utilized to fund the Company’s search for properties with mineral exploration potential. If the Company is able to successfully complete the private placement it intends to increase its activity level through the employment of consultants to assist it in its search for suitable exploration properties. The Company is currently in the process of identifying and evaluating mineral properties which may be available for option, lease or purchase or joint venture. At the date hereof the Company is not in negotiation with anyone to acquire an interest in any properties.

The Company does not anticipate a significant change in the number of employees during the next 12 months.   The Company intends to rely primarily upon the use of outside consultants to provide services to the Company.  These plans could change depending upon the success of the Company’s contemplated private placement and the timing and nature of the acquisition of mineral exploration properties.

ITEM 3.

DESCRIPTION OF PROPERTY

The Chicago-London Property

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The Chicago-London property consists of six  patented mining claims covering 121.3 acres located adjacent to Thompson Falls highway 6.5 miles east of Murray, Idaho.  A patented claim is a claim that has been secured from the U.S. Government in compliance with the laws relating to such claims.  Title to the ground is owned by the claim holder, and no further assessment work need be done; however, taxes on the claim property must be paid. The patented claim block, Mineral Survey No. 2130, is located in Sections 12 and 13, Township 49 North, Range 5 East of the Boise Meridian and Section 18, Township 49 North, Range 6 East of the Boise Meridian.  The Property is surrounded by Idaho Panhandle National Forest lands which are undeveloped except for the paved forest highway and remains of historic mining activities.  The property, which lies on the West side of Paragon Gulch, consists of steep partially forested hillsides with occasional rock outcrops and talus slopes.  An unmaintained forest road leaves the forest highway and traverses the property generally following the bottom of Paragon Gulch.  It is approximately 0.25 miles from the highway to the lower boundary of the patented claims.  Payment of county taxes is the only requirement to maintain title. There are no planned future costs to be expended on this property except the yearly taxes which are less than $1,000 to keep title to the property.  Power can be supplied to the property from the nearby grid at the adjacent highway.

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Idaho General Mines, Inc. management’s current assessment is that the value of the property rests with the marketable timber only.

The Little Pine Creek Property

The Little Pine Creek Property consists of deeded land totaling approximately 103.9 acres located 1 mile east of the town of Pinehurst, Idaho in the Little Pine Creek Drainage.  It is located in Section 8, Township 48 North, Range 2 East of the Boise meridian.  The property is bordered on the north and east by the Page property of ASARCO Inc., on the north and west by private land and the city of Pinehurst and on the south by the United States Bureau of Land Management.  The property to the north, east and south is essentially undeveloped and managed for timber production.  The northwest corner of the property abuts the city of Pinehurst.  The property lies on the south hillside and creek bottom of Little Pine Creek.  The land consists of forested hillsides that have been recently selectively logged.  Access is by a private road that runs from Pinehurst through the property on the north side of Little Pine Creek to a culvert creek crossing just east of the General Mine waste dump.  A narrow hillside road accesses the western part of the property.  Payment of county taxes is the only requirement to maintain title.  There are no planned future costs to be expensed on this property except the yearly taxes which are less than $1,000/year to keep title to the property.  Power can be supplied to the property from the nearby grid in Pinehurst.

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Idaho General Mines, Inc. management’s current assessment is that the value of the property rests with the marketable timber only.

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Environmental Matters

The Company’s mineral property holdings include lands contained in mining districts that have been designated as “Superfund” sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). The Company is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company. The Company’s management acknowledges, however, that the possibility exists that the Company may be subject to environmental liabilities associated with its properties in the future, and that the amount and nature of any liabilities the Company may be held responsible for is impossible to estimate.

During the fall of 2003 the Company retained W.C. Rust, Consulting Metallurgist to conduct a property environmental investigation of the Chicago London and Little Pine Creek Properties.  The investigation consisted of a review of deemed relevant documents and a visual site inspection.

The investigation of Chicago London revealed no potential for adverse environmental effects other than approximately 8,000 tons of mine waste rocks.  These were identified only insofar as they contain metals with a potential for adverse environmental effects.  No evidence was observed that there had been any significant adverse environmental effects from the mine waste rock piles.

At Little Pine Creek the investigation revealed no potential for adverse environmental effects other than the General Mine waste dump and portal water discharge. The Little Pine Creek Property lies within the original Bunker Hill Superfund Site.  The Bunker Hill RI/FS, Revised Task I Data Evaluation Report, Phase 1 Sampling, Document No. 15852-PDO98/1303, Prepared by Dames and Moore, November 2, 1988 gives the results of sampling the General Mine waste rock dump.  It was found to have elevated levels of arsenic.  There are hundreds of other documents concerning the original Bunker Hill Superfund Site RI/FS that were not reviewed although they may contain information concerning the property because discussions with personnel managing the site indicate that the arsenic content of the dump is the primary concern regarding the property.  The Idaho General Mine waste rock dump was not specifically identified as needing remediation in the Nonpopulated Areas Record of Decision.  However, personal communication was received from an Idaho Department of Environmental Quality staff member who is part of the ROD capping group that is responsible for planning the remaining work needed to complete the ROD.  The staff member said that the Idaho General dump was re-sampled in 2002.  The results confirmed the high levels of arsenic and there has been discussion within the group that remediation may be needed to protect recreational users from possible exposure to arsenic but no decisions have been made.  Remediation, if done, will probably be some form of capping with cleaner material.  The portal was identified because it may contain dissolved minerals.

ITEM 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a)  Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company’s voting securities at April 1, 2004.

Title

Name and Address

Amount and Nature of

Percent

of Class

of Beneficial Owner

Beneficial Ownership

of Class (1)

Common

Robert L. and Mary K. Russell

823,664

 (2)

16.62%

P.O. Box 298

Kellogg, Idaho 83837

Common

James H. Moore

250,000

 (3)

  5.04%

13924 E. Arrowleaf Ln.

Spokane, WA 99206

Common

Matthew F. Russell

280,000 (3)

  5.65%

4408 W. Elderberry St.

Spokane, WA 99208

(1)

Based on 3,505,469 shares currently outstanding and the exercise of 1,450,000 options excercisable within the next 60 days

(2)

Includes vested options to acquire 350,000 shares

(3)

Includes vested options to acquire 250,000 shares

(b)  Security Ownership of Management

The following table sets forth certain information as of April 1, 2004 regarding the number and percentage of shares of Common Stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by each director, each of the named executive officers and directors and officers as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Common	Robert L. Russell 639 N. Riverpoint #H203 Spokane, WA 99202	823,664shares (2) (3)	16.62%
Common	John B. Benjamin 610 W. Cameron Ave. Kellogg, ID 83837	153,000 shares (4)	3.09%
Common	Norman A. Radford Box 2073 Osburn, ID 83849	120,000 shares (4)	2.42%
Common	Gene W. Pierson 4760 E. Aspen Way Post Falls, ID 83854	116,000 shares (4)	2.34%
Common	R. David Russell 7602 S. Ensenada Ct. Centennial, CO 80016	120,000 shares (4)	2.42%
Common	Richard F. Nanna 4430 W. Commander Dr. Winnemucca, NV 89445	105,000 shares (4)	2.12%
Common	Glenn M. Dobbs 905 W. Riverside, Ste. 311 Spokane, WA 99201	105,000 shares (4)	2.12%
Common	James H. Moore 13924 E. Arrowleaf Ln. Spokane, WA 99206	250,000 Shares (5)	5.04%
Common	Matthew F. Russell 4408 W. Elderberry St. Spokane, WA 99208	280,000 Shares (5)	5.65%
Common	Total of all executive officers and directors (9 individuals)	2,072,664 shares (6)	41.83%

(1)

Based on 3,505,469 shares currently outstanding and the exercise of 1,450,000 options exercisable within the next 60 days

(2)

Includes shares owned of record by Robert L. Russell’s spouse

(3)

Includes vested options to acquire 350,000 shares

(4)

Includes vested options to acquire 100,000 shares

(5)

Includes vested options to acquire 250,000 shares

(6)

Includes vested options to acquire 1,450,000 shares

(c)  Changes in Control

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

ITEM 5.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

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The following information is provided as of April 1, 2004 with respect to each executive officer and director of the Company:

Executive Officers and Directors

Name

Age

Office with the Company

Robert L. Russell

70

Director since 1967, President and Treasurer 1979 – 1980 and President 1984 to

     present

John B. Benjamin

74

Director since 1974

Gene W. Pierson

66

Director since 2002

Norman A. Radford.

71

Director since 2002

David Russell

47

Director since 2002

Richard Nanna

54

Director since 2003

Glenn M. Dobbs

60

Director since 2003

Matthew F. Russell

39

Vice President Operations since 2004

James H. Moore

59

Chief Financial Officer since 2004

Non-Executive Officers

Michael K. Branstetter

50

Secretary/Treasurer since 1992

Mary Kay Russell

67

Ass’t. Secretary/Assistant Treasurer since 2002

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Robert L. Russell, a Professional Engineer, has been a director of the Company since 1967 and President and Treasurer of the Company from 1979 to 1980 and President since 1984.  Since September 1998, Mr. Russell, also, provided mining management consulting services through his consulting company, R.L. Russell Associates.  Mr. Russell held positions with Exxon Minerals from 1976 to 1984 and Freeport McMoRan Copper and Gold, where he served as Vice President of Mining from 1988 to 1995.  Mr. Russell acted as General Manager of Freeport’s Indonesian operations, which has become the largest gold mine in the world.  From 1995 to 1998 Mr. Russell was employed by Zambia Consolidated Copper Mines, most recently as General Manager of the Nchanga Division.  In that position Mr. Russell was responsible for all functions of two operating mines and several metallurgical facilities.  Under Mr. Russell, the Nchanga Division had 8,700 employees and produced 150,000 tons of copper and 3,500 tons (about 12% of the world’s supply) of cobalt per year.  Mr. Russell is a director of Mines Management, Inc. (MNMM:OTCBB).

John B. Benjamin has been a director of the Company since 1974.  Mr. Benjamin has been retired since 1989.  Prior to that time, Mr. Benjamin was employed from 1987 to 1989 by Dames & Moore, a Denver, Colorado based Engineering Company as a Field Sampling and Air/Water Monitoring Coordinator Assistant for The Bunker Hill Superfund Remedial Investigation and Feasibility Study.  Before joining Dames & Moore, Mr. Benjamin was employed by the Bunker Hill Company for approximately 27 years.

Gene W. Pierson, a Mining Engineer, has been a Director of the Company since 2002. Mr. Pierson graduated from the University of Texas, El Paso with a Bachelor of Science degree.  Since 1999 to present, Mr. Pierson has been a self-employed consultant for mining companies in mineral economics and management.  From 1989 to 1999 Mr. Pierson was employed by Hecla Mining Company (NYSE) as a senior Analyst performing research and analytical work with management, engineering, metallurgical, geology, accounting and financial staff.  Mr. Pierson is a member of the Society of Mining Engineers and the Mineral Economics & Management Society.

Norman A. Radford, a Mining Engineer, has been a Director of the Company since 2002.  Mr. Radford graduated from the University of Idaho with a Bachelor of Science degree.  For more than the past five years, since 1998, Mr. Radford has been the manager of the Mineral Museum in Wallace, Idaho.  Prior to that time, from 1982 to 1985, Mr. Radford was employed by Coeur d’Alene Mines Corp. as a Consulting Geologist performing full time consulting to the Chairman of the Board.  From 1965 to 1982, Mr. Radford was employed by The Bunker Hill Co. as a Senior Mine Geologist.  Mr. Radford is a Registered Professional Geologist and a member of the American Institute of Mining Engineers.

Richard F. Nanna has been Vice President Exploration for Apollo Gold Corporation, since 2002.  He is responsible for managing all aspects of exploration and geology for the two major operating gold mines of Apollo Gold Corporation as well as all exploration for new properties.  Apollo is currently producing about 200,000 ounces gold per year with objectives of growing substantially above this level.  Currently Apollo Gold Corporation is exploring the Black Fox mine near Timmins, Ontario that is now considered to be a significant discovery of new gold resources.  From 1999 to 2002 he was self employed as an independent geologic consultant.  Mr. Nanna was Vice President of Exploration for Getchell Gold Mines in Nevada from 1994 to 1999 where he was responsible for discovering over 18 million ounces of gold.  This property is being further developed by Placer Dome Gold.    He attended the University of Akron (1972 to 1978) where he received a BS and MS degree in geology.  He has been an instructor in undergraduate geological studies at that institution.  He is experienced in working with investment bankers as well as in the area of acquisition, valuation and sales of mineral properties for the various companies for which he has worked.

R. David Russell has been the President & CEO/Director of the Canadian gold company Apollo Gold Corporation since 2002 which is listed on the Toronto stock exchange under the symbol (APG:TSX) and American Stock Exchange under the symbol (AGT:AMEX).  In 1999 to 2002 Mr. Russell founded and was President of Nevoro Gold which was subsequently merged with Apollo Gold.  From 1994 to 1999 Mr. Russell was Vice President and Chief Operating Officer for Getchell Gold, a Nevada gold producer.  At Getchell, Mr. Russell oversaw the Getchell open pit as well as the development of two underground mechanized gold mines and a complex pressure oxidation mill for gold ore processing.  Prior to Getchell, Mr. Russell was General Manager U.S. operations for LAC Minerals and after their acquisition, Barrick Gold.  His responsibilities included operations at various mines in the western U.S. including the Bullfrog mine in Nevada; the Richmond Hill Mine located near Lead, South Dakota; the Ortiz Project near Santa Fe, New Mexico; and the Coliseum reclamation project in California.  Prior to LAC/Barrick, Mr. Russell was Manager Underground Mining for Independence Mining in Nevada, Project Manager for Hecla Mining in Idaho, Manager of the Lincoln Project in California for FMC/Meridian Gold / US Energy and Mine Manager for ASARCO in Idaho and Colorado.  Mr. Russell is a BS Mining Engineering graduate from Montana Tech. R. David Russell is Robert L. Russell’s son.

Glenn Dobbs has broad experience in international finance, investment banking, natural resource financing and as a business development consultant.  Mr. Dobbs was the founder of the Alpha Commodities Fund in 1976, founder and Board Chairman of First American Bank in 1978, Dallas regional manager for Monex International, and a former member of the Washington State House of Representatives.  Mr. Dobbs has written and lectured extensively on precious metals sector investing, resource development and financing.  Since 2003 Mr. Dobbs has been the President, Chairman and a Director of Mines Management, Inc.  Prior to his association with Mines Management, Inc., since 1996 Mr. Dobbs worked as a private financial consultant.  He was instrumental in forming the InterGold Fund Limited, a private offshore hedge fund, and continues to provide consulting services to that company.

Matthew F. Russell, a Professional Civil Engineer, is the Vice President of Operations.  Mr. Russell is graduated from Washington State University with Bachelor of Science and Master in Science degrees in Civil Engineering and from Gonzaga University with a Masters in Business Administration. From 1999 to 2001 Mr. Russell was employed by the Daniels Company in West Virginia as a project manager, managing the design and construction of coal prep plants.  Since 2001 Mr. Russell has been self-employed as a contract engineer.  Mr. Russell is the son of the Company’s President, Robert L. Russell.

James H. Moore is the Company’s Chief Financial Officer.  Mr. Moore is graduated from the University of Utah with a Bachelor of Science degree in Business.  From 2002 to the present Mr. Moore has been the Chief financial officer of Quantum Northwest, a manufacturer of biotech instrumentation. Concurrently Mr. Moore has been self-employed as a mine finance consultant.  From 1997 to 2002 Mr. Moore was the Vice President of Business Development for RAHCO International.  Prior to that time Mr. Moore was employed by Barrick Gold Corp in Santiago, Chile as a Vice President and Chief Financial Officer.

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Michael K. Branstetter has been the Secretary/Treasurer of the Company since 1992.  Mr. Branstetter is graduated from the University of Idaho with a Bachelor of Science degree and a law degree from the Gonzaga University School of Law.  For more than the past five years, Mr. Branstetter has been a member of the law firm, Hull & Branstetter Chartered in Wallace, Idaho.

Mary K. Russell has been the Assistant Secretary/Assistant Treasurer since 2002.  Ms. Russell is a graduate of the University of Idaho with a Bachelor of Science Degree from the School of Business with a Major in Accounting and Economics.  From 1999 to the present, Ms. Russell has been the Business Manager and Secretary for R. L. Russell Associates – a mining consulting group.  Ms. Russell has served as President of many services organizations including Camp Fire Girls and Boy Scouts of America, Oneida Council, Wisconsin.  Ms. Russell is the wife of the Company’s President, Robert L. Russell.

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Board Committees

The Company does not have a Audit, Disclosure or Nominating committee.  The entire board performs the functions of the Audit, Disclosure and Nominating Committees.

Robert L. Russell, John B. Benjamin, Gene W. Pierson, Norman A. Radford, David Russell, Richard Nanna and Glenn M. Dobbs, comprising the entire Board of Directors, performs the functions of the Audit Committee; recommends a firm of independent certified public accountants to audit the annual financial statements; discusses with the auditors and approves in advance the scope of the audit; reviews with the independent auditors their independence, the financial statements and their audit report; reviews management's administration of the system of internal accounting controls; and reviews the Company's procedures relating to business ethics.  The Company does not currently have a written audit committee charter.  Messrs Benjamin, Pierson, Radford, David Russell, Richard Nanna and Glenn M. Dobbs are deemed to be independent directors as that term is defined in Rule 4200(a)(14) of the NASD’s listing standards.

The Board of Directors has adopted a pre approval policy requiring that the Audit Committee pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services do not impair the auditor’s independence.

Code of Ethics

The Company has adopted a Code of Ethics for its President, Chief Executive Officer and Senior Financial Officers.

ITEM 6.

EXECUTIVE COMPENSATION

Executive Compensation.

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During the year ended December 31, 2003, none of the Company’s executive officers received any compensation.  The Corporate Secretary/Treasurer received a grant of 5,000 shares of the Company’s common stock for each of the two directors’ meetings attended and was awarded options to acquire 100,000 shares of common stock at at price of $0.11 per share. The options are exercisable for a period of five years from the December 18, 2003 date of grant.  The Assistant Secretary/Assistant Treasurer received a grant of 5,000 shares of the Company’s common stock for each of the two directors’ meetings attended and was awarded options to acquire 50,000 shares of common stock at a price of $0.11 per share. The options are exercisable for a period of five years from the December 18, 2003 date of grant.  .

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In March 2004, the Directors approved the payment of $30,000 annual salary to the President, Robert L. Russell.  In addition, Mr. Russell received Incentive Stock Options to acquire up to 750,000 shares of common stock.  The options vest over a two-year period and are exercisable for a period of 5 years from vesting at an exercise price of $0.165 per share.  A condition of vesting is continued employment of Mr. Russell as the President of the Company.

Also in March 2004, the Directors appointed James H. Moore, Chief Financial Officer and Matthew F. Russell as Vice President of Operations.  Mr. Moore and Mr. Russell were each granted Incentive Stock Options to acquire up to 350,000 shares of common stock.  The options vest over a two-year period and are exercisable for a period of 5 years from vesting at an exercise price of $0.15 per share.  In each instance, continued employment by the Company is a condition of vesting.

Director Compensation For Last Fiscal Year

Directors receive an attendance fee of 5,000 shares of common stock for each directors’  meeting attended. Directors also receive reimbursement for out of pocket costs incurred relating to attendance at directors’ meetings. At the time the Company decided to again become actively engaged in mineral exploration each member of the Board was awarded options to acquire 100,000 shares of common stock at at price of $0.11 per share. The options are exercisable for a period of five years from the December 18, 2003 date of grant. The options were granted in consideration of the risks attentant with a directorship and as a recognition of the increased duties and responsibilities imposed upon directors as a result of the Sarbannes-Oxley Act.  During the fiscal year ended December 31, 2003 each of the Company’s directors was awarded stock options and stock grants as set forth in the following table.

Grantee	Number of Shares Granted	Option/Grant	Option Price	Option Period	Expiration
Robert L. Russell	100,000 10,000	Options Grants	$0.11	5 years	December 18, 2008
John B. Benjamin	100,000 10,000	Options Grants	$0.11	5 years	December 18, 2008
Norman A. Radford	100,000 10,000	Options Grants	$0.11	5 years	December 18, 2008
Gene W. Pierson	100,000 10,000	Options Grants	$0.11	5 years	December 18, 2008
R. David Russell	100,000 10,000	Options Grants	$0.11	5 years	December 18, 2008
Richard Nanna	100,000 5,000	Options Grants	$0.11	5 years	December 18, 2008
Glenn M. Dobbs	100,000 5,000	Options Grants	$0.11	5 years	December 18, 2008
Total	700,000 60,000	Options Grants

ITEM 7.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In March 2004, Matthew F. Russell was hired as the Vice President of Operations.  Matthew F. Russell is the son of Robert L. Russell, President of the Company.  There have been no transactions or series of transactions, or proposed transactions during the last two years to which the Company is a party in which any director, nominee for election as a director, executive officer or beneficial owner of five percent or more of the Company’s common stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

ITEM 8.

DESCRIPTION OF SECURITIES

Common Stock

The Company is authorized to issue 25,000,000 shares of its $ 0.10 par value Common Stock.  At April 1, 2004, there were 3,505,469 shares issued and outstanding held by approximately 800 shareholders of record.  All shares of Common Stock are equal to each other with respect to voting, liquidation, dividend and other rights.  Owners of shares of Common Stock are entitled to one vote for each share of Common Stock owned at any Shareholders' meeting.  Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders.  Except for stock options which may be issued pursuant to the Company’s Stock Option Plan, there are no conversion, preemptive, or other subscription rights or privileges with respect to any shares.  The Common Stock of the Company does not have cumulative voting rights which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so.  In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors. There are no provisions in the Company’s articles of incorporation of by-laws that would delay, defer or prevent a change in control.

Stock Option Plan

The Board of Directors has adopted a Stock Option Plan. The purpose of the Plan is to give the Company greater ability to attract, retain, and motivate its officers, key employees, directors and consultants; and is intended to provide the Company with the ability to provide incentives more directly linked to the success of the Company's business and increases in Shareholder value. The Plan has not yet been submitted to the shareholders of the Company for approval.

The Plan provides for both incentive stock options (ISOs) (pursuant to Internal Revenue code § 422) and Nonqualified Stock Options (NSOs). In general, ISOs have more favorable tax consequences to employees.  Assuming that option shares are held for the requisite period, employees will be taxed at the capital gain rates on exercise of an ISO, rather than the ordinary income tax rates, plus employment taxes, on exercise of a NSOs.  In addition, the time at which taxes must be paid on exercise of an ISO is deferred until sale of the underlying shares, resulting in further time-based savings if such shares are not sold.  On the other hand, NSOs have some tax benefits to the corporation, in the form of a tax deduction to the corporation at the time of exercise by the employee, but the corporation does have withholding tax obligations for NSOs and shares in employment taxes.  The following is a non-exhaustive list of some of the characteristics of ISOs and NSOs:

ISOs:

*

Eligible: only employees

*

Additional Limits:  must be granted pursuant to an option plan, which must be approved by the shareholders within 12 months of adoption

*

Exercise Price must be at least fair market value (“FMV”) (110% of FMV if employee owns more than 10% of corporation)

*

Termination of Employment: exercise must be within 3 months of termination of employment

*

Option Term:  cannot exceed 10 years (5 years if employee owns more than 10% of the corporation)

*

Restrictions on Amounts for Vesting: not more than $100,000 of stock can vest in any calendar year (determined at the date of grant)

*

Holding:  if stock is sold within 1 year of exercise of 2 years of date of grant, option will be taxed much like a NSO

NSOs:

*

Eligible:  employees and certain non-employees (e.g., consultants/advisors)

*

Exercise Price:  can be more than, less than or equal to FMV (although discounted options may have adverse accounting consequences)

In addition to meeting the requirements of the Internal Revenue Code as an incentive stock option, the  stock option plan also meets the requirements of rule 16(b)-3 of the Securities and Exchange Commission. Officers and directors of a corporation that has adopted an employee stock option plan that meets the requirements of Rule 16(b)-3 may undertake transactions pursuant to the plan without having to be concerned about short-swing profit liability under Section 16(b) of the Exchange Act of 1934.

The plan provides that it shall be approved by the shareholders of the Company within 12 months after the date the plan is adopted by the board of directors.  Although shareholder approval of the plan is not required under the Idaho Business Corporation Act, it is required under Section 422 of the Internal Revenue Code of 1986.

Options are exercisable for a maximum of fifteen (15) years (ten years in the case of an Incentive Stock Option).  Transferability is prohibited except for limited circumstances regarding the demise of an Optionee.

The option exercise price for Incentive Stock Options may be no less than the fair market value on the date of grant of the Option, except that the exercise price for any ten percent (10%) shareholder must be 110% of the fair market value on the date of grant.  The option price for the Non-Qualified Stock Options is the lowest allowable price under applicable law.

The maximum number of shares available for issue upon the exercise of all stock option plans adopted by the Company shall not exceed 3,000,000 shares.

Dividends

The Company has never paid any dividends and does not anticipate the payment of dividends in the foreseeable future.

PART II

ITEM 1.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Common Stock of the Company is traded in the over the counter market on the Pink Sheets under the symbol “IGMI”.  The following table shows the high and low bid prices for the Common Stock for each quarter since January 1, 2002.  The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year

High Closing

Low Closing

2002:

First Quarter

no bid

no bid

Second Quarter

no bid

no bid

Third Quarter

$0.001

$0.001

Fourth Quarter

$0.001

$0.001

2003:

First Quarter

$0.001

$0.001

Second Quarter

no bid

no bid

Third Quarter

no bid

no bid

Fourth Quarter

no bid

no bid

Holders

As of April 1, 2004 there were approximately 800 shareholders of record of the Company’s common stock.

Dividends

The Company has never paid any dividends and does not anticipate the payment of dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	-0-	N/A	-0-
Equity compensation plans not approved by shareholders	1,450,000(1)(2)	$0.158	1,550,000(2)
Total	1,450,000(1)(2)	$0.158	1,550,000(2)

(1)

There are currently 1,150,000 options which have been issued as equity compensation outside of the Company’s  equity compensation plan.

(2)

The Company’s 2003 Stock Option Plan will be, but has not yet been, submitted to the shareholders for approval.   Options may be granted but not exercised until receipt of shareholder approval.

ITEM 2.

LEGAL PROCEEDINGS

Neither the Company nor its property is a party to or the subject of any pending legal proceeding or any contemplated proceeding of a governmental authority.

ITEM 3.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company’s two most recent fiscal years and subsequent interim period, the principal accountant had not resigned (or declined to stand for re-election) or was dismissed.

In addition, the Company’s principal accountant had no disagreements with the Company on any matter of Financial Reporting Policies and Procedures.

ITEM 4.

RECENT SALES OF UNREGISTERED SECURITIES

In November 2001 the Board of Directors authorized the issuance of an aggregate of 240,000 shares of Common Stock to the following eight individuals as consideration for past services rendered as directors, officers or service providers to the Company.  The stock grants were in lieu of any other consideration received by the individuals and were issued in 2002.

Robert L. Russell

  35,000

Services as a Director ’97-‘01

Mary K. Russell

  30,000

Services as a Director ’97-‘01

Earl T. Siler

  35,000

Services as a Director ’97-‘01

John B. Benjamin

  35,000

Services as a Director ’97-01

Mathew Russell

  30,000

Services as a Director  ’97-01

Mike Branstetter

  65,000

Service as Secretary and Legal Counsel ’97-‘01

Norman Radford

    5,000

Services as a Director ‘01

R. David Russell

    5.000

Services as a Director ‘01

Total

240,000

In 2002 the Company issued an aggregate of 45,000 shares of Common Stock to six individuals as consideration for service as officers or directors of the Company.

Earl T. Siler

  20,000

Directors Fee Meeting 3/25/02 and services to Company

Robert L. Russell

    5,000

Directors Fee Meeting-3/25/02

John B. Benjamin

    5,000

Directors Fee Meeting-3/25/02

Norman Radford

    5,000

Directors Fee Meeting-3/25/02

Gene Pierson

    5,000

Directors Fee Meeting-3/25/02

Mike Branstetter

    5,000

Services as Secretary-3/25/02

Total

  45,000

In 2003 the Company issued an aggregate of 80,000 shares of Common Stock to nine individuals as consideration for service as officers or directors of the Company.

Robert L. Russell

   10,000

Directors Fees-11/21/03 & 12/19/03 Meetings

John B. Benjamin

   10,000

Directors Fees-11/21/03 & 12/19/03 Meetings

R. David Russell

   10,000

Directors Fees-11/21/03 & 12/19/03 Meetings

Norman Radford

   10,000

Directors Fees-11/21/03 & 12/19/03 Meetings

Gene Pierson

   10,000

Directors Fees-11/21/03 & 12/19/03 Meetings

Mike Branstetter

   10,000

Services as Secretary-11/21/03 & 12/19/03

Mary K. Russell

   10,000

Services as Asst-Sec-11/21/03 & 12/19/03

Richard Nanna

     5,000

Directors Fees-12/19/03 Meeting

Glen Dobbs

     5,000

Directors Fees-12/19/03 Meeting

Total Shares 2003

   80,000

The Company is currently conducting an offering of 2,400,000 Units ("Units") of the Company’s $0.10 par value common stock at a price of $0.15 per Unit.  Each Unit consists of one share and one common stock purchase warrant, exercisable for twenty-four months from the date of issuance, to purchase one additional share.  The exercise price of the common stock purchase warrant is $0.40 per share.  Offers have been made only to accredited investors.  At April 8, 2004 subscriptions for 500,000 Units have been received from two investors, each of whom is accredited, resulting in gross proceeds of $75,000.  No Units have yet been issued.  Offers and sales are being made only by the executive officers of the Company.  No commissions or similar compensation will be paid to any party, directly or indirectly in connection with the offer and sale of any Units.  The Offering is being made pursuant to a Regulation D, Rule 506 exemption from registration under the Securities Act of 1933, as amended.

All of the above shares were issued pursuant to Section 4(2) and Regulation D, Rule 506 exemptions from registration under the Securities Act of 1933.  Each person to whom shares were granted was an accredited or sophisticated investor.   Each of the certificates issued in connection with the above offerings contained restrictive language on its face and each certificate had a restrictive legend in substantially the following form:

“The securities represented by this certificate have not been registered under the Securities Act of 1933 (the “Act”) and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established by opinion of counsel satisfactory to the Company to the effect that in the opinion of such counsel such registration in not required.”

ITEM 5.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Although the Company’s Articles of Incorporation and By Laws do not address the subject of indemnification, The Idaho Business Corporations Act Sections 30-1-850 through 30-1-859, permits the Company to indemnify its officers and directors against liabilities they incur in such positions. Pursuant to the Idaho Business Corporations Act, both permissible and mandatory indemnification is provided for officers and directors of the Company.

Permissive Indemnification

(1)

Except as otherwise provided by law, a corporation may indemnify an individual who is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (a “Proceeding”) because he is a director against liability incurred in the proceeding if:

(a)

(i)

He conducted himself in good faith; and

(ii)

He reasonably believed:

(A)

In the case of conduct in his official capacity, that his

conduct was in the best interest of the corporation, and

(B)

In all cases, that his conduct was at least not opposed to the best interests of the corporation; and

(iii)

In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or

(b)

He engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation, as authorized by section 30-1-202(2)(e), Idaho Code.

(2)

A director's conduct with respect to an employee plan for a purpose he reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies the requirement of subsection (1)(a)(ii)(B) above.

(3)

The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the relevant standard of conduct described in this section.

(4)

Unless ordered by a court under section 30-1-854(1)(c), Idaho Code, a corporation may not indemnify a director:

(a)

In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under subsection (1) of this section; or

(b)

In connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

Mandatory Indemnification.

A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Public Policy

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S

DECORIA, MAICHEL & TEAGUE A PROFESSIONAL SERVICES FIRM

Report of Independent Certified Public Accountants

Board of Directors

Idaho General Mines, Inc.

We have audited the accompanying balance sheets of Idaho General Mines, Inc. (“the Company”) as of December 31, 2003 and 2002, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Idaho General Mines, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

DeCoria, Maichel & Teague P.S.

Spokane, Washington

February 25, 2004

IDAHO GENERAL MINES, INC.

TABLE OF CONTENTS

                                                                                                                                        Page

Balance Sheets, December 31, 2003 and 2002

23

Statements of Operations for the years ended December 31, 2003 and 2002

24

Statements of Changes in Stockholders’ Equity

for the years ended December 31, 2003 and 2002

25

Statements of Cash Flows for the years ended December 31, 2003 and 2002

26

Notes to Financial Statements

27-34

Idaho General Mines, Inc.

Notes to Financial Statements

1.

Description of Business

Idaho General Mines, Inc. (“the Company”) is an Idaho corporation originally incorporated as General Mines Corporation on November 23, 1925. In 1966 the Company amended its articles of incorporation to change its name to “Idaho General Petroleum and Mines Corporation,” and amended its articles again in 1967 changing its name to Idaho General Mines, Inc. The Company’s historic activities have principally consisted of the exploration for non-ferrous and, precious metals, in and around Shoshone County, Idaho. In recent years, however, the Company’s business has been confined to periodic timber sales from its mining property holdings and other general and administrative activities.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. At December 31, 2003 and 2002, the Company had recorded no net deferred tax assets or liabilities and recognized no income tax provision, as it had no taxable income for the years then ended.

Reclassifications

Certain reclassifications have been made to the 2002 financial statements in order to conform to the 2003 presentation.  These reclassifications have no effect on net loss, total assets or stockholders' equity as previously reported.

Fair Values of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, and marketable securities, and related party advances, approximated their fair values as of December 31, 2003 and 2002.

Cash Equivalents

Highly liquid short-term investments with a remaining maturity when purchased of three months or less are classified as cash equivalents.

Idaho General Mines, Inc.

Notes to Financial Statements

2.

Summary of Significant Accounting Policies, Continued:

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, “Earnings per Share,” requires dual presentation of basic earnings per share (“EPS”) and diluted EPS on the face of all income statements, for all entities with complex capital structures. At December 31, 2003 and 2002, the Company had no outstanding common stock equivalents, and only basic EPS is reported for the years then ended.

Investments

Marketable securities are categorized as available-for-sale and carried at quoted market value. Investments in securities of privately held entities are quoted at their estimated fair value. Realized gains and losses on the sale of securities are recognized on a specific identification basis.  Unrealized gains and losses are included as a component of accumulated other comprehensive income or loss, net of related deferred income taxes, if applicable, unless a permanent impairment in value has occurred, which is then charged to operations.

Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires the disclosure of comprehensive income, which includes net income (loss), and unrealized gains and losses on marketable securities classified as available-for-sale.

Mining Claims and Land

Costs of acquiring and developing mineral properties are capitalized by the project area.  Exploration and related costs and costs to maintain mineral rights and leases are expensed as incurred.  When a property reaches the production stage, the related capitalized costs are amortized using the units-of-production method on the basis of periodic estimates of ore reserves.  Mineral properties are periodically assessed for impairment of value, and any subsequent losses are charged to operations at the time of impairment.  If a property is abandoned or sold, its capitalized costs are charged to operations.

Reclamation and Remediation

The Company’s operations have been and are subject to standards for mine reclamation that have been established by various governmental agencies. Environmental costs relating to properties put into production are estimated based primarily upon environmental and regulatory requirements, and are accrued and charged to expense over the expected economic life of the operation using the units-of-production method. The liability for reclamation is classified as current or long-term based on the expected timing of the expenditures.

The Company accrues costs associated with environmental remediation obligations when it is probable that such costs will be incurred and they are reasonably estimable.  Such costs are based on management’s estimate of amounts expected to be incurred when the remediation work is performed.

Idaho General Mines, Inc.

Notes to Financial Statements

2.

Summary of Significant Accounting Policies, Continued:

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and as amended by SFAS No. 148, requires companies to recognize stock-based expense based on the estimated fair value of employee stock options. Alternatively, SFAS No. 123 allows companies to retain the current approach set forth in APB Opinion 25, "Accounting for Stock Issued to Employees,” provided that expanded footnote disclosure is presented. The Company has not adopted the fair value method of accounting for stock-based compensation under SFAS No. 123, but provides the pro forma disclosure required when appropriate.

New Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." This statement culminates the current requirements that gains and losses on debt extinguishment must be classified as extraordinary items in the income statement. Instead, such gains and losses will be classified as extraordinary items only if they are deemed to be unusual and infrequent, in accordance with the current GAAP criteria for extraordinary classifications. In addition, SFAS No. 145 eliminates an inconsistency in lease accounting by requiring that modifications of capital leases that result in reclassification as operating leases be accounted for consistent with sales-leaseback accounting rules. The statement also contains other nonsubstantive corrections to authoritative accounting literature. The rescission of SFAS No. 4 is effective in fiscal years beginning after May 15, 2002. The amendment and technical corrections of SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002. SFAS No. 145 has no impact on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002.  SFAS No. 146 has no impact on the Company's financial statements.

In August 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions.” SFAS No. 147 removes acquisitions of financial institutions from the scope of SFAS No. 72 and FASB Interpretation No. 9, and requires that those transactions be accounted for in accordance with SFAS No. 141 and SFAS No. 142. In addition, SFAS No. 147 amends SFAS No. 144, to include in its scope long-term customer-relationship intangible assets of financial institutions. The provisions of SFAS No. 147 are generally effective October 1, 2002.  SFAS No. 147 has no impact on the Company's financial statements.

Idaho General Mines, Inc.

Notes to Financial Statements

2.

Summary of Significant Accounting Policies, Continued:

New Accounting Pronouncements, Continued:

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions-an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9." SFAS No. 147 has no impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting for Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 clarifies the requirements for a guarantor's accounting for and disclosure of certain guarantees issued and outstanding. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation also incorporates without reconsideration the guidance in FASB Interpretation No. 34, which is being superseded. The adoption of FIN 45 has no material effect on the Company's financial statements.

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 will not have an impact upon initial adoption and is not expected to have a material impact on the Company's results of operations, financial position and cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects of reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The amendments to SFAS No. 123, which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation is effective for financial statements for fiscal years ending after December 15, 2002. The amendment to SFAS No. 123 relating to disclosures and the amendment to Opinion 28 is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Management does not intend to adopt the fair value accounting provisions of SFAS No. 123 and currently believes that the adoption of SFAS No. 148 will not have a material impact on the Company's financial statements.

Idaho General Mines, Inc.

Notes to Financial Statements

2.

Summary of Significant Accounting Policies, Continued:

New Accounting Pronouncements, Continued:

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This standard amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."  This statement is effective prospectively for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS No. 149 will not have an impact upon initial adoption and is not expected to have a material effect on the Company's results of operations, financial position and cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The requirements of SFAS No. 150 become effective for the Company for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has evaluated the impact of SFAS No. 150 to determine the effect it may have on its results of operations, financial position or cash flows and has concluded that the adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

3.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered.  A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.  The Company has not recorded an income tax provision for the years ended December 31, 2003 and 2002, as it had no taxable income. The Company has net operating loss carryforwards for income tax purposes at December 31, 2003 and 2002, of approximately $276,000 and $207,000, respectively, which will expire through 2023, and an associated deferred tax asset of approximately $110,000 and $83,000, respectively, based upon an combined federal and state 40% marginal income tax rate. The deferred tax assets have been fully reserved for as management believes it is more likely than not that the deferred tax assets will not be utilized.

Idaho General Mines, Inc.

Notes to Financial Statements

4.

Investments

The Company accounts for its investments in debt and equity securities in accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and reports its investments in available-for-sale securities at their fair value, with unrealized gains and losses excluded from income or loss and included in other comprehensive income or loss.  Marketable securities expected to be sold within one year are classified as current assets.  At December 31, 2003 and 2002, the Company's investments in marketable securities were as follows:

2003

2002

Market

Market

Value

Cost

Value

Cost

Classified as current assets:

Various equity securities

$

108,583

$

97,507

$

97,674

$

106,982

Federal home loan bank debt

Security (matures 9/15/03)

       29,936

       30,005

       30,392

       30,005

$

138,519

$

127,512

$

128,066

$

136,987

At December 31, 2003, the Company had unrealized gains in marketable securities of $11,007 resulting from a change in market value of its marketable securities of $19,928 during 2003, that includes a reclassification adjustment for realized losses from sales of marketable equity securities of $714.  At December 31, 2002, the Company had unrealized losses in marketable securities of $8,921.

5.

Mining Claims and Land

The Company’s mining claims and land consist of approximately 107 acres of fee simple land in the Pine Creek area of Shoshone County, Idaho and six patented mining claims known as the Chicago-London group, located near the town of Murray in Shoshone County, Idaho. The carrying value of these properties at December 31, 2003 and 2002 is as follows:

2003

2002

Pine Creek land

$

1,450

$

1,450

Chicago-London group

             80,001

          80,001

Total

$

81,451

$

81,451

The Company reviews the carrying value of its assets whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value.

6.

Related Party Advance

During 2003, Robert L. Russell, the Company’s president and a director, advanced $35,000 to the Company to fund its operating activities. The advance was not subject to specific repayment terms and accrued no interest.  The advance was repaid in full during the first quarter of 2004.

Idaho General Mines, Inc.

Notes to Financial Statements

7.

Contingency

Environmental Matters

The Company owns and has owned mineral property interests on certain public and private lands in Shoshone County, Idaho (see Note 5). The Company’s mineral property holdings include lands contained in mining districts that have been designated as “Superfund” sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA").  The Company and its properties have been and are subject to a variety of federal and state regulations governing land use and environmental matters. The Company believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company. The Company’s management acknowledges, however, that the possibility exists that the Company may be subject to environmental liabilities associated with its properties in the unforeseeable future, and that the amount and nature of any liabilities the Company may be held responsible for is impossible to estimate.

8.

Stockholders’ Equity

Common Stock

The Company has one class of $0.10 par value common stock with 25,000,000 shares authorized for issue; and 3,505,469 and 3,425,469 shares issued and outstanding at December 31, 2003 and 2002, respectively.

Common Stock Issued for Directors' Services

During the year ended December 31, 2003, the Company issued 80,000 shares of its unregistered common stock to seven members of the Board of Directors and two officers of the Company, for their attendance at board meetings throughout the year.  Directors' fee expense related to the issue was $8,000, based on the fair value of the services rendered and the common stock issued.

2003 Stock Option Plan

In December of 2003, the Company’s Board of Directors resolved to create the Idaho General Mines, Inc. 2003 Stock Option Plan (“the Plan”).  The purpose of the Plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive to employees, directors and consultants of the Company to promote the success of the Company’s business. The maximum number of shares of common stock or options to purchase common stock that may be issued pursuant to the Plan is 3,000,000.  At December 31, 2003, no shares of the Company’s common stock had been issued under the Plan and no stock options had been granted.

Idaho General Mines, Inc.

Notes to Financial Statements

8.

Stockholders’ Equity, Continued:

Management and Administrative Fees Paid with Common Stock Purchase Options

During December of 2003, the Company issued 1,150,000 common stock purchase options to directors, officers and other related parties as compensation for their services, as follows:

<r>

Options issued to directors

700,000

Options issued to officers and

other related parties:

Mary K. Russell, Assistant Secretary/Assistant Treasurer

50,000

Michael Branstetter, legal counsel and Secretary/Treasurer

100,000

James H. Moore, financial consultant

100,000

James Moore, metallurgical and engineering consultant

100,000

Matthew F. Russell, engineering consultant

100,000

Total

1,150,000

The options are exercisable at $0.11 per share and expire five years from the date of the grant.  In connection with the issue, the Company recorded $11,500, or $0.01 per option in compensation expense based upon management's estimate of the value of the services rendered and the value of the options granted.

9.

Related Party Transactions

In addition to the transactions described in Notes 6 and 8, the Company had the following related party transactions:

The Company paid professional service fees of $4,869 and $4,824 during the years ended December 31, 2003 and 2002, respectively, to Michael Branstetter, the Company's legal counsel, and secretary/treasurer  for his legal services rendered. </r>

During the year ended December 31, 2002, the Company issued 285,000 shares of its common stock to five members of the Board of Directors for their services and attendance at Board of Director meetings.  These stock awards were recorded as $18,525 of directors' fees expense, based upon the estimated value of the services rendered.

Included in the grant of common stock purchase options (See Note 8) to officers and directors during 2003, were 350,000 common stock purchase options (in the aggregate) granted to Robert L. Russell, the Company's president, and three other members of his immediate family for their management and administrative services.

During 2003, the Company paid $18,000 to Matthew F. Russell, a consultant to the Company and son of Robert L. Russell, for his services provided to the Company.

PART III

ITEM 1.

INDEX TO EXHIBITS.

(3)(i)Articles of Incorporation

(a)

Articles of Incorporation

(b)

Articles of Amendment 12/20/1930

(c)

Articles of Amendment 03/22/1967

(d)

Articles of Amendment 05/07/1973

(e)

Articles of Amendment 03/18/1985

(3)(ii)

Bylaws

(a)

Amended By Laws 1967

(b)

Resolution Amending By Laws 2003

(4)

Instruments Defining Rights of Security Holders

(i)

Idaho General Mines 2003 Stock Option Plan

(ii)

Form of Stock Option Agreement

(14)

Code of Ethics

(99)

Additional Exhibits

Audit Committee Pre-approval Policies

ITEM 2.

DESCRIPTION OF EXHIBITS.

Not Applicable

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 13th  day of May, 2004

IDAHO GENERAL MINES, INC.

/s/ Robert L. Russell

By:

Robert L. Russell, President